Mail Stop 3561

February 20, 2007

Via U.S. Mail & Facsimile (216) 696-0740
Joseph Kadow, Esq.
Executive Vice President
OSI Restaurant Partners, Inc.
2202 North West Shore Boulevard, Suite 500
Tampa, FL 33607

> **Re: OSI Restaurant Partners, Inc.**
> **Schedule 13E-3**
> **Filed January 17, 2007**
> **File No. 005-41973**
>
> **Preliminary Schedule 14A**
> **Filed January 17, 2007**
> **File No. 001-15935**

Dear Mr. Kadow:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1.   Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. We believe that Kangaroo

Holdings, Inc., Kangaroo Acquisition, Inc., Bain Capital Fund IX, L.P., Bain Capital Partners, LLC, Catterton Partners VI, L.P., Catterton Partners VI, Offshore, L.P., and Catterton Management Company, LLC (and any other owners of the acquisition entities) are affiliates engaged in the going private transaction and should be added as filing persons to the Schedule 13E-3. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. Alternatively, please provide us your detailed legal analysis addressing why you believe these persons are not filing persons.

2.   Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981) and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

3.   General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons, including those added in response to the preceding comments.

Introduction

4.   Note that each filing person is an affiliate of the company for purposes of Rule 13e-3. In this respect, revise the last sentence of this section to so state or delete the current language.

Item 3. Identity and Background of Filing Persons

5.   Please delete the phrase "to the knowledge of OSI" in regards to the disclosure as to whether or not each filing person has been convicted in a criminal proceeding or been a party to any judicial or administrative proceeding during the past five years. Please provide an affirmative statement for each filing person as to whether or not he or she has been involved in such a proceeding during the past five years. Please refer to Item 1003(c)(3) and (4) of Regulation M-A.

6.   Please provide the address of any corporation or other organization in which the employment or occupation of a filing person is conducted. For example, the address for ConAgra Foods, Inc. and Express are not provided for Mr. Montgomery on page 3. Refer to Item 1003(c)(2) of Regulation M-A.   Note that the information required by Item 3 must be included in the document delivered to security holders.

7.   Provide the current principal occupation or employment, as well as all material occupations, positions, offices, or employment during the past five years, for all filing persons. For example, if Mr. Allen is a member of your board of directors, then please state this fact. Also, you state on page 4 that Ms. Fields is the founder of Mrs. Fields, Inc. but do not indicate what positions she held there, if any, in the last five years. Refer to Item 1003(c)(1) and (2) of Regulation M-A.

Preliminary Schedule 14A

8.   Please fill in the blanks in the proxy statement.

Summary Term Sheet, page 1

General

9.   The summary section should address the information required by Item 1013 of Regulation M-A for OSI and the OSI investors.

10.   In an appropriate place in the Summary Term Sheet, please include an aggregate figure for the dollar amount OSI's Directors and Executive Officers would receive in the merger from any source, including from shares not exchanged for shares in the Parent.

11.   Please note that the determination as to the fairness of the transaction must be made to the unaffiliated stockholders. See Item 8 of Schedule 13E-3. We note, for example, the reference on page 2 to the special committee's and board's determination that the transaction is "fair to and in the best interests of our stockholders," and on page 3 to the OSI Investors' belief that the merger is "fair to our stockholders." See also the Board's determination on page 30 that the merger is "fair to and in the best interests of OSI's stockholders, other than the OSI Investors as to whom the Board expresses no opinion." Revise throughout the document to ensure that any determination of fairness relates to the unaffiliated stockholders. Also, please revise to specifically state that the determination addresses both substantive and procedural fairness.

Special Committee, page 2

12.   We note that you provide the names of the independent directors here who make up the special committee. Please also indicate who the non-independent directors are, as you do in the fifth paragraph on page 21.

Required Vote, page 3

13.   You indicate that the Merger Agreement requires holders of a majority of the outstanding shares of your common stock vote for the adoption of the Merger Agreement without consideration as to the vote of any shares held by the OSI investors. Please disclose the number of outstanding shares of your common stock less the shares held by OSI Investors.

Interests of OSI's Directors and Executive Officers in the Merger, page 4

14.   Please indicate what "other members of management" you are referring to in the second and sixth bullet points, why they may be given the opportunity exchange their restricted or unrestricted stock for shares of the Parent, Kangaroo Holdings, Inc., at what specific dollar price, and the expected timing of their decision. Please advise us why these members of management who may hold stock in Kangaroo Holdings are not affiliates engaged in a going private transaction.

15.   We note your disclosure that these other members of management may be given the opportunity to exchange stock at the same price per share as the OSI investors, the Bain Capital Funds and the Catterton Partners Fund. From this disclosure it appears that Bain Capital Funds and the Catterton Partners Fund are participating in the exchange. Please explain with a view towards disclosure.

16.   Please explain here or in another appropriate location in the proxy statement what is a qualifying termination and whether the proposed change will constitute such a termination and trigger the related payments.

Financing, page 5

17.   You indicate that the closing of the merger is not conditioned on the receipt of $2.43 billion in debt financing by the Parent, Kangaroo Holdings, Inc. Please also indicate whether or not it is conditioned on receipt of the $1.2 billion equity contribution from Bain Capital Funds, Catterton Partners Funds, and the OSI Investors.

18.   Please explain here or in another appropriate location in the proxy statement the meaning of a "20 consecutive business day marketing period" in connection with the purchasing entities' obligation to consummate the merger.

Material United States Federal Income Tax Consequences of the Merger, page 5

19.   While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise.

Litigation, page 5

20.   Please revise to provide the date and name of the lawsuit filed in the Circuit Court of the 13th Judicial Circuit in and for Hillsborough County, Florida relating to the merger. Also, please provide us with a copy of the complaint.

Treatment of Stock Options and Other Stock-Based Awards, page 6

21.   Please indicate whether or not your agreement with OSI Investors, as described in Interests of OSI's Directors and Executive Officers in the Merger on page 4, is the only exception to the treatment under the merger outlined in this section for various options, restricted stock, and deferred compensation.

Termination of Merger Agreement, page 7

22.   You indicate that OSI can terminate the merger agreement if the Parent, Kangaroo Holdings, Inc., does not "deposit sufficient cash to satisfy its obligations pursuant to the Merger Agreement within five business days" of notice by OSI. However, under Financing on page 3 you indicate that "[t]he closing of the merger is not conditioned on the receipt of the debt financing by the Parent." In light of this, please summarize what cash Kangaroo Holdings is required to deposit.

Termination Fees and Expenses, page 7

23.   Please disclose the amount payable by either party in the event of a termination of the merger agreement.

Q: What vote of our stockholders is required to adopt the proposals?, page 9

24.   Please state whether or not the transaction is structured so that approval of at least a majority of unaffiliated security holders is required. Refer to Item 1014(c) of Regulation M-A.

Q: Will members of OSI's management or board of directors…?, page 11

25.   We note that you provide the approximate percentages that Messrs. Sullivan, Basham, Gannon, Allen, Avery, Kadow, and Montgomery will each own of the fully-diluted outstanding common stock of the Parent immediately after the merger. Please provide the dollar value of this ownership, as well, and compare these figures to the percentage and corresponding dollar value that each currently owns of OSI's common stock.

Cautionary Statement Regarding Forward-Looking Statements, page 12

26. Please note that the safe harbor for forward-looking statements does not apply to going private transactions. Either delete the safe harbor provisions referenced here or revise to clarify that the safe harbor does not include your securities.

Special Factors, page 18

27. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). At present, this section begins on page 18.

28. Please revise your disclosure to indicate why each filing person has chosen to undertake this transaction at this point in time as opposed to other times in your operating history. Refer to Item 1013(c) of Regulation M-A. Consider also Instruction 1 to Item 1013 of Regulation M-A in drafting your disclosure.

Background of the Merger, page 18

29. Generally revise this background description to avoid references to "certain" members of the special committee, the board of directors, or management and name these individuals.

30. Each time you mention action by the board where that action was not unanimous, please provide the vote tally and discuss the reasons for the negative vote or abstention, if known. For example, you indicate in the second full paragraph on page 22 that one independent director voted against forming a special committee.

31. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Wachovia Securities or Piper Jaffray during your evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. For example, summarize the presentations by Wachovia Securities on August 18, 2006, September 15, 2006, and October 9, 2006. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

32. From your disclosure, it appears that OSI explored some other alternatives to this merger, such as the Stockholder Value Initiative and a Leveraged Recapitalization. For any alternatives pursued, indicate why they were deemed inferior to the merger. Refer to

Item 1013(b) of Regulation M-A. Your revised disclosure needs to include the alternatives considered by all the filing persons.

33.   You indicate in the fifth paragraph on page 19 that the board of directors approved retaining Wachovia as a financial advisor on March 13, 2006. However, in the second full paragraph on page 36 you indicate that Wachovia was retained by the board of directors on April 17, 2006. Please revise to eliminate this apparent inconsistency.

34.   In addition, you indicate in the last paragraph on page 31 that Wachovia both advised OSI regarding the Leveraged Recapitalization and rendered additional services to OSI "in the past." Please describe any material relationship between Wachovia and OSI and between OSI and Piper Jaffray that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship. Refer to Item 1015(b)(4) of Regulation M-A.

35.   Please more fully detail the special committee's deliberations regarding conducting an auction process, as specified at the top of page 23. Summarize the reasons considered either in favor and against an auction process and further describe why an auction process was not pursued.

36.   You state at the top of page 24 that that Piper Jaffray was contacted on October 16, 2006 regarding rendering a fairness opinion. Please indicate how Piper Jaffray was selected to perform this analysis. For example, were other parties considered? If not, why not? Refer to Item 1015(b)(3) of Regulation M-A.

37.   Please indicate whether or not Wachovia at any time recommended the amount of consideration to be paid for shares as part of the merger agreement. Refer to Item 1015(b)(5) of Regulation M-A.

38.   Please explain what the "voting arrangements" are that Bain/Catterton did not request the OSI investors inter into, as discussed in the second full paragraph on page 24.

39.   Please outline the "open issues" you mention at the October 24, 2006 special committee meeting, as referenced in the fourth full paragraph on page 25.

40.   You indicate that "more than one director" did not support the Bain/Catterton transaction as of October 29, 2006 meeting. Please indicate how many directors opposed the transaction at this point and the reasons for their opposition.

41.   Please specify how many members of management and Founders were "not supportive of a potential Leveraged Recapitalization as an alternative to a Bain/Catterton transaction," as referenced in the first full paragraph on page 27, the reasons for their lack of support, if known, how many indicated that they might resign "if a Leveraged Recapitalization,

and not the transaction with Bain/Catterton, were pursued," and why they indicated that they might resign, if known.

42.   Please indicate why the compensation committee amended OSI's employment agreements with Mr. Allen, Mr. Avery, and Mr. Kadow to provide for certain change in control severance benefits, as you mention in the third full paragraph on page 28. For example, if this was done to implement the merger agreement, then state this fact.

Fairness of the Merger, page 29

43.   Please indicate the reasons for the abstention on voting by Mr. Sullivan, Mr. Basham, and Mr. Allen. Refer to Item 1014(a) of Regulation M-A.

44.   Please revise the first bullet point on page 30 to explain how the board and the special committee considered OSI's historical and current financial performance and result, etc. What about these factors allowed the board and committee to make their fairness determination and why were these factors viewed as positive in the board and committee's analysis. Please apply this comment to the references to the directors' knowledge and understanding of the OSI and management's projections and business plan in the sixth bullet point on page 30.

45.   Refer to the seventh and eighth bullet points on page 30. Please explain what, if any, consideration the board and committee gave to the financial advisors using different discount rates in their discounted cash flows analyses. We note that Wachovia's top discount rate is lower than Piper Jaffray's low discount rate.

46.   We note that the special committee and the board of directors considered the financial advisors' presentations and opinions regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the special committee and the board of directors adopted the financial advisors' analysis and opinion and whether the board of directors adopted the special committee's analysis and opinion.

47.   Please indicate why 50 days was chosen for the "post-signing marketing test" you reference in the second bullet point on page 31, as opposed to a longer period of time, and whether the special committee and board of directors believe this was sufficient time for parties interested in making a bid to conduct due diligence.

48.   Refer to the events of October 31, 2006, as described on page 27. Please revise your disclosure to address how, if at all, those events affected the committee's and the board's fairness determination.

49.   Clarify how the board and special committee reached a conclusion that the transaction is procedurally fair, as outlined on pages 31 and 32, in the absence of the procedural safeguard set forth in Item 1014(d) of Regulation M-A.

Position of the OSI Investors Regarding Fairness of the Merger, page 33

50.   Refer to our related comment above. Each filing party must address the factors itemized in Instruction 2 to Item 1014 of Regulation M-A in support of their fairness determination. To the extent any filing party relies on the analysis of another party with respect to any of the factors, the filing party must specifically adopt the analysis of the other party. See Item 1014(b) of Regulation M-A and Q&As numbers 5 and 21 in Exchange Act Release No. 34-17719.

51.   Please describe whether or not each filing person considered the purchase price paid in purchases of company stock by OSI during the last two years, as provided in the chart on page 59. If not, please explain why not. Refer to Instruction 2(vi) to Item 1014 of Regulation M-A.

52.   You state in the third bullet point on page 32 that "at various times over the past several years, OSI common stock has traded in excess of the $40.00 merger consideration" and in the first bullet point on page 35 that OSI common stock has traded "at a price significantly greater than $40.00 per share during the past twelve months." Given this, please explain why the board, special committee, and OSI Investors chose to compare the $40.00 to be received by shareholders in the merger to the closing price of shares of OSI common stock over a 90-day period rather than over a longer period.

Opinion of Wachovia Securities, LLC, page 36
Opinion of Piper Jaffray & Co., page 42

53.   Please furnish us with a supplemental copy of the board book and any other materials prepared by Wachovia in connection with the fairness opinion.

54.   We note your disclosure in the third full paragraph on page 36 that Wachovia Securities was retained to determine "whether the consideration to be paid in the transaction is fair from a financial point of view to OSI's stockholders, other than the OSI Investors" and in the first full paragraph on page 42 that Piper Jaffray was retained to determine "whether the consideration to be received by our stockholders (other than the OSI Investors) in the merger is fair to such stockholders from a financial point of view." Please revise to state whether Wachovia Securities and Piper Jaffray were retained to act solely on behalf of unaffiliated common stock holders. Refer to Item 1014(d) of Regulation M-A.

55.   For each analysis performed by the financial advisors, please explain why each valuation technique was used. What is it intended to show? In addition, state whether, and to the

extent practicable, the utility of each analysis conducted. We offer some additional guidance in our comments below.

56.   Please define technical terms the first time that they are used. For example, under Discounted Cash Flow Analysis on page 39, define what "exit multiples" and "perpetuity growth rates" are. Revise here and throughout the filing to define technical terms when they are first used in reference to Wachovia or Piper Jaffray.

57.   Wherever assumptions are made, please explain the basis for your assumptions. For example, explain how you developed your range of exit multiples from 6.5x to 7.5x and your range of perpetuity growth rates of 1.5% to 2.5% in Wachovia's Discounted Cash Flow Analysis on page 39, and how you developed five year returns on equity of 19% to 25% in Wachovia's Leveraged Buyout Analysis on page 40. Revise here and throughout the filing to provide the basis for all assumptions made by either Wachovia or Piper Jaffray.

<u>Comparable Companies Analysis, page 38</u>

58.   Please revise to disclose the data underlying the results described in the Comparable Companies, the Discounted Cash Flows, and Comparable Transactions analyses conducted by Wachovia and the Comparable Companies, Comparable M&A Transactions, and Discounted Cash Flows analyses conducted by Piper Jaffray and to show how that information resulted in the values disclosed.

59.   Please explain how you used "projections and estimates provided by OSI's management," as stated at the top of page 39, in your comparable companies analysis. Also, please include a cross-reference to the disclosure of those projections each time you refer to them in both advisors' disclosure sections.

60.   Please indicate whether or not the multiples "ranging from 7.9x to 9.2x" were derived from all of the comparable companies listed here or whether some of them were excluded from the analysis and why. In addition, do the multiples represent the multiple of EBITDA implicit in the public trading value of each company that you did use?

<u>Discounted Cash Flow Analysis, page 39</u>

61.   Please explain why you used exit multiples ranging from 6.5x to 7.5x here instead of those ranging from 6.0x to 8.0x that you used in your leveraged buyout analysis.

<u>Analysis of Transactions Premiums Paid, page 41</u>

62.   Refer to the last sentence of this section. Please explain what effect the sale prices indicated there had on Wachovia's analysis. What is the relevance of this disclosure?

Miscellaneous, page 41

63.   In addition to providing the formula used to calculate the fee paid to Wachovia
        Securities, please provide the dollar amount of the fee.

64.   We note your disclosure that Wachovia and Piper Jaffray have, in the past, provided
        services to members of the buyout group and their affiliates. Please provide the
        disclosure required by Item 1015(b)(4) of Regulation M-A. Please include a
        quantification of fees paid to the financial advisors instead of stating an advisor received
        "customary fees."

Premiums Paid Analysis, page 45

65.   We note that you found that the merger transaction "was within the range of values" for
        the subset of 26 transactions in which the acquirer was a "financial sponsor or a private
        equity consortium."   However, the data you provided indicates that the merger
        transaction was not within the range of values for the 160 transactions in your overall
        dataset. Please explain why the merger transaction was within the range of the former
        but not within the range of the latter. For example, if acquirers tend to pay less when
        they are financial sponsors or private equity consortiums, please so state and explain why
        this is the case, if known.

Certain Effects of the Merger, page 48

66.   Please explain to us why in the chart on page 50 Mr. Gannon is the only person to see his
        percentage ownership, net earnings, and net book value decrease after the merger.

Financing, page 50

67.   You indicate that there will be approximately $230 million in "fees and expenses in
        connection with the transaction and for other purposes." However, Wachovia estimates
        transaction fees and expenses at $100 million on page 6 of exhibit (c)(3). Please revise to
        eliminate this inconsistency or advise.

Interests of Our Directors and Executive Officers in the Merger, page 55

68.   Please disclose the amount of consideration to be received by each of your officers and
        directors from each source, whether securities being cashed out in the merger, change of
        control payments, options being cashed out, etc. Please consider a tabular presentation
        such that security holders are able to easily understand the disclosure. Also, please
        provide a breakdown of amounts disclosed for a group of individuals such as the
        management fee of $5.6 million to be paid to Mr. Sullivan, Mr. Basham and Mr. Gannon.

Related Party Transactions, page 58

69.   We note your disclosure in this section refers to the "OSI Investors." Please revise to include the information for all persons named in response to Item 1003 of Regulation M-A.

Appraisal Rights, page 61

70.   Please describe any provision made by any filing persons in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person. If none, so state. Refer to Item 1004(e) of Regulation M-A.

Material United States Federal Income Taxes, page 61

71.   Please describe the federal income tax consequences of the merger to each filing party on the Schedule 13E-3. See Item 1013(d) of Regulation M-A.

72.   Delete the references to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.

73.   While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise here and elsewhere in your offer document.

Litigation, page 63

74.   Please summarize all material allegations, rather than indicating that "[t]he complaint alleges, among other things,…" In addition, please summarize the status of this litigation. For example, state if any response to the complaint has been filed and any preliminary findings made by the court.

Financial Forecasts, page 208

75.   You state here that the financial forecasts provided to Wachovia and Piper Jaffray were "prepared by, and is the responsibility of, OSI management." Please clarify whether the special committee and the board reviewed, for accuracy and completeness, the financial forecasts provided by management to Wachovia and Piper Jaffray. In addition, tell us why Wachovia and Piper Jaffray assumed the reasonableness of the financial forecasts provided by management, as indicated in the paragraph following the bullet points on page 37 and in the third full paragraph on page 47, respectively, instead of reaching such a conclusion based on their own review of the information and on their own expertise.

76.   Please provide all financial forecasts and any other non-public information used by Wachovia and Piper Jaffray in formulating their fairness opinions. We note, for example, that the "Management's Downside Case" referenced by Wachovia on page 11 of exhibit (c)(3) is not provided here. In addition, you indicate in the second bullet point on page 37 that OSI's management provided Wachovia with "certain business, financial and other information regarding OSI and its prospects" that appear to be in addition to the financial projections provided to Wachovia. Also, Piper Jaffray states on page 8 of exhibit (c)(4) that it received "[h]istorical and projected financial data" prepared by OSI management that appears to be in addition to the financial projections that it received.

Proxy Card

77.   Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

****

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons (and any additional filing persons you add on the Schedule 13E-3 in response to our comments above) acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via Facsimile (216) 696-0740
John Gherlein, Esq.
Baker & Hostetler, LLP